                                                                  EXHIBIT (G)(4)

                       PAGES 1 THROUGH 7 OF THE COMPANY'S
                     QUARTERLY REPORT ON FORM 10-Q FOR THE
                        QUARTER ENDED SEPTEMBER 30, 1996

                         PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

                        TITAN WHEEL INTERNATIONAL, INC.
               CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
                   (Amounts in thousands, except share data)


                                                         SEPTEMBER 30,  DECEMBER 31,
ASSETS                                                       1996          1995
                                                         -------------  ------------
Current assets
  Cash and cash equivalents                                $ 56,146      $ 14,211
  Marketable securities                                          39            32
  Accounts receivable (net of allowance of
    $5,100 and $4,970, respectively)                         93,979       107,137
  Inventories                                               126,054       124,928
  Prepaid and other current assets                           47,090        18,592
                                                           --------      --------
      Total current assets                                  323,308       264,900

  Property, plant and equipment, net                        186,892       178,286
  Other assets                                               19,384        17,701
  Goodwill                                                   41,626        51,248
                                                           --------      --------
      Total assets                                         $571,210      $512,135
                                                           ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt                        $ 14,009      $ 26,419
  Accounts payable                                           53,743        58,592
  Other current liabilities                                  38,761        28,631
                                                           --------      --------
      Total current liabilities                             106,513       113,642

  Deferred income taxes                                      15,219        15,704
  Other long-term liabilities                                25,574        24,612
  Long-term debt                                            181,710       142,305
                                                           --------      --------
      Total liabilities                                     329,016       296,263
                                                           --------      --------
Stockholders' equity
  Common stock, no par, 60,000,000 shares
    authorized, 22,295,541 and
    22,477,086 and outstanding, respectively                     23            23
  Additional paid-in capital                                154,688       152,283
  Retained earnings                                          93,823        64,142
  Cumulative translation adjustments                           (355)            8
  Treasury stock at cost: 399,165 and 78,817
    shares, respectively                                     (5,985)         (584)
                                                           --------      --------
      Total stockholders' equity                            242,194       215,872
                                                           --------      --------
Total liabilities and stockholders' equity                 $571,210      $512,135
                                                           ========      ========

               The accompanying notes are an integral part of the
                  consolidated condensed financial statements.

                       TITAN WHEEL INTERNATIONAL, INC.
          CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
        FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                  (Amounts in thousands except per share data)


                                        THREE MONTHS ENDED          NINE MONTHS ENDED
                                           SEPTEMBER 30,               SEPTEMBER 30,
                                       --------------------       -----------------------
                                         1996        1995           1996          1995
                                       --------    --------       --------       --------
Net sales                              $145,682    $149,528       $489,969       $464,900

Cost of sales                           121,901     121,775        402,656        380,227

Realignment costs                        10,324         -0-         10,324            -0-
                                       --------    --------       --------       --------

   Gross profit                          13,457      27,753         76,989         84,673

Selling, general and administrative
  expenses                               11,754      10,767         33,930         29,488

Research and development expenses           720         554          2,205          1,599

Gain on sale of assets                  (15,332)        -0-        (16,330)           -0-
                                       --------    --------       --------       --------

   Income from operations                16,315      16,432         57,184         53,586

Interest expense                          2,528       2,381          7,779          8,794

Minority interest                           -0-         423          2,082            423

Other (income)                           (1,076)     (1,215)        (2,189)        (2,688)
                                       --------    --------       --------       --------

   Income before income taxes            14,863      14,843         49,512         47,057

Provision for income taxes                5,648       5,937         18,815         18,820
                                       --------    --------       --------       --------

Net income                              $ 9,215    $  8,906       $ 30,697       $ 28,237
                                       ========    ========       ========       ========
Earnings per common share:
   Primary                                 $.41        $.40          $1.36          $1.51
   Fully diluted                           $.34        $.33          $1.12          $1.15

Average common shares outstanding:
   Primary                               22,462      22,390         22,617         19,080
   Fully diluted (See Note 1)            29,315      29,346         29,480         26,824

(1) The computations of fully diluted earnings per share for the three and nine months ending September 30, 1996 and 1995, assume the conversion of the 4-3/4% convertible notes, issued November, 1993, due December, 2000.


               The accompanying notes are an integral part of the
                  consolidated condensed financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.
          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)

                                                       NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                                      --------------------
                                                        1996       1995
                                                      ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $ 30,697   $ 28,237
  Depreciation and amortization                         20,991     17,480
  Gain on sale of assets                               (16,330)       -0-
  Realignment costs                                     10,324        -0-
  (Increase)/decrease in receivables                     9,406    (17,740)
  (Increase)/decrease in inventories                   (17,695)    10,821
  (Increase)/decrease in other assets                    4,805     (9,017)
  (Decrease) in accounts payable                        (2,960)    (1,324)
  Increase/(decrease) in other accrued liabilities       6,802     (2,384)
  Other, net                                               742     (2,570)
                                                      --------   --------

      Net cash provided by operating activities         46,782     23,503

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net                            (19,073)   (17,581)
  Proceeds from sale of assets                           1,896        -0-
  Acquisitions, net of cash acquired                    (9,415)   (14,900)
                                                      --------   --------

      Net cash (used for) investing activities         (26,592)   (32,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock offering                             -0-     64,860
  Payment of debt                                      (32,053)   (91,846)
  Proceeds from long-term borrowings                    60,000     58,038
  Repurchase of preferred stock & stock warrants           -0-    (17,500)
  Repurchase of common stock                            (5,150)       -0-
  Dividends paid                                        (1,014)      (724)
  Other, net                                               (38)      (114)
                                                      --------   --------

      Net cash provided by financing activities         21,745     12,714


Net increase in cash and cash equivalents               41,935      3,736

Cash and cash equivalents at beginning of period        14,211      7,241
                                                      --------   --------

Cash and cash equivalents at end of period            $ 56,146   $ 10,977
                                                      ========   ========

               The accompanying notes are an integral part of the
                  consolidated condensed financial statements.

                       TITAN WHEEL INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)


A.    ACCOUNTING POLICIES

      In the opinion of Titan Wheel International, Inc. ("Titan" or the "Company"), the accompanying unaudited consolidated condensed financial statements contain all adjustments, which are normal and recurring in nature, necessary to present fairly its financial position as of September 30, 1996, the results of operations for the three and nine month periods ended September 30, 1996 and 1995, and cash flows for the nine months ended September 30, 1996 and 1995.

      Accounting policies have continued without change and are described in the Summary of Significant Accounting Policies contained in the Company's 1995 Annual Report on Form 10-K. For additional information regarding the Company's financial condition, refer to the footnotes accompanying the financial statements as of and for the year ended December 31, 1995 filed in conjunction with the Company's 1995 Annual Report on Form 10-K. Details in those notes have not changed significantly except as a result of normal interim transactions and certain matters discussed below.


B.    INVENTORIES

      Inventories by component are as follows (in thousands):


                          September 30,   December 31,
                              1996           1995
                          ------------    ------------
      Raw materials         $ 40,489       $ 37,273
      Work in process         16,321         19,904
      Finished goods          69,180         68,947
                            --------       --------
                             125,990        126,124

      LIFO reserve                64         (1,196)
                            --------       --------
                            $126,054       $124,928
                            ========       ========

                        TITAN WHEEL INTERNATIONAL, INC.

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)



C.    FIXED ASSETS

      Property, plant and equipment, net reflects accumulated depreciation of $70.3 million and $54.0 million at September 30, 1996, and December 31, 1995, respectively.


D.    LONG-TERM DEBT (IN THOUSANDS):


Long-term debt comprised the following:    September 30,   December 31,
                                               1996           1995
                                           -------------   -----------
Bank borrowings
  Revolving credit - Sirmac                   $ 16,994      $ 28,677
  Term loan - Titan                             60,000           -0-
  Term loan - Titan Tire                           -0-        12,322
  Term loan - Steel Wheels                         -0-         7,299
Industrial revenue bond - Greenwood              9,500         9,500
Note payable to PATC                            19,743        19,743
Subordinated convertible notes                  85,279        85,936
Other                                            4,203         5,247
                                              --------      --------
                                               195,719       168,724

Less - amounts due within one year              14,009        26,419
                                              --------      --------

                                              $181,710      $142,305
                                              ========      ========



     Aggregate maturities of long-term debt at September 30, 1996, are as follows (in thousands):


      October 1 - December 31, 1996    $ 13,389
      1997                                  777
      1998                                1,045
      1999                                  585
      2000 and thereafter               179,923
                                       --------
                                       $195,719
                                       ========

                        TITAN WHEEL INTERNATIONAL, INC.

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)



D.    LONG-TERM DEBT (CONTINUED):

      On September 20, 1996, the Company entered into a new $175 million credit facility with a group of banks ("Facility"). The Facility provides for an unsecured $60 million term loan due September, 2001, and a $115 million revolving line, which is also available for documentary trade
      and/or standby letters of credit.    The $60 million term loan was used,
      in part, to pay down debt comprised of certain other credit facilities and term loans.


E.    PURCHASE OF REMAINING INTEREST IN SIRMAC

      On November 21, 1994, the Company acquired 50% of the common stock of the Sirmac Group which was initially accounted for under the equity method. The Sirmac Group, located in Italy, is a manufacturer of specialty wheels and other products for the agricultural and construction markets. Effective July 1, 1995, Titan was able to exert control over the Sirmac Group by making day to day operational decisions; therefore, the Company began consolidating the Sirmac Group in its financial statements. Effective July 23, 1996, the Company acquired the remaining 50% of the Sirmac Group.

      Had the acquisition of 100% of the Sirmac Group occurred on January 1, 1995, net sales for the nine month period ended September 30, 1995, would have been $508.6 million on a proforma basis. Net sales for 1996 would not have been different, as the Sirmac Group was consolidated with the Company beginning July 1, 1995. Net income and fully diluted earnings per share would have been $32.2 million and $1.16 for the nine month period ended September 30, 1996, on a proforma basis.


F.    SALE OF ASSETS

      On September 30, 1996, the Company sold the assets of Tractech to a joint venture group and private investors. Tractech, which produces no-spin differentials, contributed annual sales of approximately $25 million. During the three and nine months ended September 30, 1996, Tractech contributed net sales of $6.1 and $18.4 million respectively, net income of $2.3 and $.8 million respectively, and fully diluted earnings per share of $.09 and $.03 respectively. The Company has recorded a pretax gain of $15.3 million after related expenses as a result of the transaction in the third quarter of 1996. This follows the sale of the assets of Automation International, Inc. in the second quarter of 1996.

                        TITAN WHEEL INTERNATIONAL, INC.

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)



G.    REALIGNMENT COSTS

      During the third quarter of 1996, the Company has recorded a pretax realignment charge of $10.3 million. These costs consist primarily of a write-off of start-up costs and inventory associated with the elimination of non-core products including golf car assemblies, automotive Original Equipment Manufacturers (OEM) wheels, and axles. This is part of the Company's overall strategy to concentrate its resources on tire and wheel manufacturing, and is consistent with the sale of assets mentioned in footnote F.


H.    STOCK REPURCHASE PROGRAM

      On May 23, 1996, the Board of Directors of the Company authorized the repurchase of up to five million shares (approximately 22 percent of the outstanding shares) of Titan Wheel International, Inc. common stock. The Company may make these common stock purchases periodically in the open market. As of September 30, 1996, the Company had purchased 350,000 shares under the aforementioned program. During October 1996, the Company purchased an additional 285,500 shares under the program.


I.    ENVIRONMENTAL MATTER

      At September 30, 1996, the Company has an accrual of $5.6 million for remaining costs associated with its Dico Inc. Des Moines, Iowa site.